Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, February 17, 2017 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2016.

Bonso reported a net income for the six-month period ended September 30, 2016 of $1.10 million, or $0.21 basic earnings per share, as compared to a net income of $0.15 million, or $0.03 basic earnings per share, posted during the six-month period ended September 30, 2015.  Net sales for the six-month period ended September 30, 2016 decreased 20.8% to $10.2 million from $12.8 million for the six-month period ended September 30, 2015. Comprehensive income for the six-month period ended September 30, 2016 was $0.42 million as compared to $0.34 million for the comparable period in the prior year. The increase resulted from the increased income generated from the operations for the six-month period ended September 30, 2016.

Mr. Anthony So, Chairman and CEO stated: "We are pleased that our cost reduction program allowed us to remain profitable even though our sales decreased compared with the same period in the previous year."

Mr. So said further: "a key customer, that accounted for 59% of net sales for the fiscal year ended March 31, 2016, has advised that they will discontinue manufacturing with us effective during the quarter ending June 30, 2017. This will impact negatively our future sales, profitability and cash flow. We intend to invest in and develop new or upgraded products for our customers, which we hope will result in additional sales revenue for the Company. There can be no assurance that our efforts will result in net sales sufficient to offset the decline in net sales attributable to the loss of the key customer.  In addition, the Company will make efforts to generate additional rental income by leasing of some of our production facilities to third parties."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' "our strategy" or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	September 30,	March 31,
	2016	2016
	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	3,322	3,547
Trade receivables, net	2,111	913
Inventories	724	1,823
Other receivables, deposits and prepayments	1,292	1,180
Financial instruments at fair value	-	144

Total current assets	7,449	7,607

Investment in life insurance contract	140	140
Other receivables - non-current portion	-	265
Other intangible assets	3,007	3,292
Property, plant and equipment, net	10,975	11,717

Total assets	21,571	23,021

Liabilities and stockholders' equity

Current liabilities
Notes payable	698	1,237
Accounts payable	1,441	2,501
Accrued charges and deposits	3,333	3,153
Income tax liabilities	317	317
Short-term bank loans	249	506
Payable to affiliated party	-	79
Current portion of capital lease obligations	47	49
Financial instruments at fair value	160	160
Loan from affiliated party - current portion	135	135

Total current liabilities	6,380	8,137

Capital lease obligations, non-current portion	82	104
Loan from affiliated party - non-current portion	135	202

Total liabilities	6,597	8,443

Stockholders' equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2016 and Mar 31, 2016 - 5,577,639, outstanding shares: Sep 30, 2016 - 5,154,431 shares; Mar 31, 2016 – 5,173,431 shares	17	17
Additional paid-in capital	22,566	22,566
Treasury stock at cost: Sep 30, 2016 - 423,208 shares; Mar 31, 2016 - 404,208 shares	(1,587)	(1,561)
Accumulated deficit	(7,730)	(8,828)
Accumulated other comprehensive income	1,708	2,384
	14,974	14,578

Total liabilities and stockholders' equity	21,571	23,021

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

	Six months ended September 30, 2016	Six months ended September 30, 2015
	$ in thousands	$ in thousands

		Updated*
Net sales	10,163	12,833
Cost of sales	(7,006)	(9,516)

Gross profit	3,157	3,317

Selling expenses	(151)	(258)
Salaries and related costs	(1,179)	(1,191)
Research and development expenses	(103)	(197)
Administration and general expenses	(1,531)	(2,138)
Other income	821	825

Income from operations	1,014	358
Interest income	4	7
Interest expenses	(24)	(77)
Foreign exchange gain / (loss)	150	(129)

Income before income taxes	1,144	159
Income tax expense	(46)	(5)

Net income	1,098	154

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(676)	183

Comprehensive income	422	337

Earnings per share

Weighted average number of shares outstanding	5,154,454	5,246,903
Diluted weighted average number of shares outstanding	5,204,981	5,246,903

Earnings per common share ( in U.S.Dollars) - basic	$0.21	$0.03
Earnings per common share ( in U.S.Dollars) - diluted	$0.21	$0.03

* On July 15, 2015, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 850,000 shares of common stock of the Company at an exercise price of $1.50.  The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025.  The exercise prices of these options were equal to the fair market value at the time of grant.   There was a one-time compensation expense of approximately $801,000 due to stock options granted, which was recorded in our financial statements for the fiscal year ended March 31, 2016 as filed in our Form 20-F on August 15, 2016.  However, this compensation expense was not recorded in our consolidated balance sheet and statement of operations for the six-month period ended September 30, 2015 as mentioned in Item 15 of our Amended Form 20-F filed on November 18, 2016.  Therefore, we are updating the statement of operations for the six-month period ended September 30, 2015 for the comparison with the financial statements for the six-month period ended September 30, 2016.